From the Desk of Scott Mathis Direct: 212.739.7650 Fax: 212.655.0140 smathis@algodongroup.com

August 30, 2019

Division of Corporate Finance

United States Securities and Exchange Commission

Office of Real Estate and Commodities

100 F Street, NE

Washington, DC 20549

Re:	Gaucho Group Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted June 26, 2019
CIK 0001559998

Dear Sir or Madam:

Gaucho Group Holdings, Inc. (“GGH”) received your correspondence dated July 23, 2019 regarding comments on GGH’s Form S-1 as submitted for confidential review to the SEC on June 26, 2019 (the “S-1”). This letter responds to your comments listed in your July 29, 2019 letter. We have repeated your comments in italics and then provided our response below each comment.

General

Comment No. 1 It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Response: We have disclosed that the Company qualifies as an emerging growth company on the cover page of the updated S-1 and is following the disclosure rules as a smaller reporting company in on page 30.

Comment No. 2 Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Although the Company qualifies as an emerging growth company, we are following the disclosure rules for smaller reporting companies and as such will not rely on Section 5(d) of the Securities Act. Therefore, we have no such communications to provide.

Comment No. 3 Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Please see the attached zip file containing our graphics.

United States Securities and Exchange Commission

August 30, 2019

Prospectus Summary, page 3

Comment No. 4 We note your disclosure in this section and on page 62 regarding a reverse stock split you plan to effect in connection with your listing on a national exchange. We further note your disclosure on page F-61, stating “On December 12, 2017, the Company’s Board of Directors approved a five-for-one reverse stock split, to be effective upon the Company’s uplisting to a national stock exchange.” Please revise to clarify the actual reverse stock split ratio approved by your stockholders and board, when available.

Response: On September 28, 2017, the stockholders of the Company approved a reverse stock split for up to one post-split share for six pre-split shares (1:6) at the 2017 Annual Meeting of the Stockholders. In December 2017, the Board of Directors of the Company (the “Board”) approved a reverse stock split for one post-split share for five pre-split shares (1:5) effective upon a Nasdaq listing. However, because the Company never uplisted to the Nasdaq, the reverse stock split was never effected.

On May 13, 2019, the Board unanimously approved a reverse stock split of all the outstanding shares of the Company’s common stock at an exchange ratio ranging from one post-split share for two pre-split shares (1:2) up to one post-split share for twenty-five pre-split shares (1:25), or anywhere between those ratios, at the Board’s discretion (the “Reverse Stock Split”) and approved an amendment to Article IV of the Company’s Amended and Restated Certificate of Incorporation to effect such Reverse Stock Split. On July 8, 2019, the stockholders approved the Reverse Stock Split. Prior to uplisting on Nasdaq, the Board will determine the applicable stock split ratio, if necessary and implement such stock split. We revised the language on page 66 in our updated S-1 to include the date the stockholders approved the Reverse Stock Split.

Comment No. 5 We note your focus in this section and in the “Business” section on your e-commerce brand. We further note, from your disclosure on pages F-13 and F-38, that you do not appear to have recognized any revenue from this business line as of December 31, 2018 or March 31, 2019. Please balance your disclosure in these sections with disclosure regarding the material risks and barriers to entry associated with this business line and ensure that you do not place undue prominence on your plans to expand this aspect of your business without fully addressing all material aspects of your other lines of business and their respective impacts on your results of operations and growth strategy.

Response: We have included our June 30, 2019 financial results in the updated S-1 which continue to show no revenue recognition from our Gaucho fashion and leather accessories brand as it is not yet fully operational. We have updated our “Business” section on pages 46, 47 and 50 to include our future plans for the Gaucho brand as well as the impact of all of our businesses on our results of operations and growth strategy.

United States Securities and Exchange Commission

August 30, 2019

Dilution, page 29

Comment No. 6 We note your disclosure, including on page 3, stating that all Series B Preferred Stock converted into common stock at the closing of this offering. Please revise your disclosure in this section to include the effect of such conversion in your calculations. Please refer to Item 506 of Regulation S-K.

Response: We have updated our calculations to include that the Series B Preferred Stock converted on a one share of Series B Preferred Stock to 10 shares of common stock as of June 30, 2019. We have noted this inclusion on page 29.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 33

Comment No. 7 Please revise your disclosure in this section to clarify the relative contributions to your operating results from your hotel and resort operations, real estate operations, and agricultural operations, respectively. Additionally, please revise your disclosure under “Recent Developments and Trends” to clarify the relative extent to which you expect each of your existing businesses as well as GG’s fashion business to contribute to your financial condition and results of operations in the future. Refer to Item 303(a) of Regulation S-K.

Response: We have included our June 30, 2019 financial results in the updated S-1 which show our updated operating results as well as included our estimation of future revenue from our our businesses on pages 31-33.

Business, page 43

Comment No. 8 To the extent that management tracks such information, please include occupancy data, average daily rate and RevPAR for each of your material hotel properties.

Response: On pages 54-55, we have included occupancy data, average daily rate, and RevPAR for both the Algodon Mansion and the Algodon Wine Estates.

Sales and Marketing Strategy/Competitive Edge, page 46

Comment No. 9 Please revise to clarify the nature of the relationship, contractual or otherwise, that you have with each of the business advisors identified in this section.

Response: We have included a description of the relationships between the Company and these advisors on pages 49-50 of the updated S-1.

United States Securities and Exchange Commission

August 30, 2019

Currency Devaluation, page 50

Comment No. 10 We note your disclosure in this section. We further note your disclosure on page 35 regarding the negative effect on your revenues as a result of the “impact of the decline in the value of the Argentine peso . . . vis-à-vis the U.S. dollar during 2018.” Please balance your disclosure in this section with a discussion of future potential negative impacts on your business or results of operations as a result of currency devaluation.

Response: We have updated the disclosure in this section on page 53 of the updated S-1.

Wine Distribution Partnership with sbe Entertainment Group, page 54

Comment No. 11 Please revise to clarify the nature of your relationship with sbe Entertainment Group. To the extent applicable, please file any material agreements you have entered into with sbe Entertainment Group as exhibits or advise. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company has no written agreement with sbe Entertainment Group and therefore we have described the material terms of the oral contract with sbe on page 57 rather than file an exhibit. We revised the S-1 to include that the Company pays sbe $3,250 per quarter to add the Company’s wines to the wine lists of sbe’s network of over 40 locations. sbe has provided a list to the Company of all sbe-owned and managed venues in which they have indicated they carry our wine.

Directors, Executive Officers and Corporate Governance

Term of Office, page 66

Comment No. 12 Please revise to disclose the length of each director’s term of office.

Response: This section has been revised to include specifics on the terms of each director’s term of office as a result of the 2019 annual stockholder meeting on July 8, 2019.

Certain Relationships and Related Transactions and Director Independence, page 77

Comment No. 13 We note your disclosure in this section regarding your expense sharing agreements. We further note your disclosure on pages F-19 and F-52 regarding expense sharing agreements. Please revise your disclosure in this section to include all of the disclosures required by Item 404(a) of Regulation S-K, including identifying both of the related parties with which you have expense sharing agreements, the approximate value of the transactions, and the approximate value of the related person’s interests therein.

Response: We have revised this section on page 81 to specify the related party with which we have an expense sharing agreement as required by Item 404(a) of Regulation S-K.

United States Securities and Exchange Commission

August 30, 2019

Indemnification Agreements, page 77

Comment No. 14 We note your statement that you “have not entered into indemnification agreements with each of [your] directors and executive officers.” This is inconsistent with the remaining disclosure in this section and in the risk factor on page 24 under the heading “The Company’s officers and directors are indemnified against certain conduct that may prove costly to defend.” Please revise for consistency.

Response: We have revised our disclosure regarding indemnification of our directors and executive officers on page 81 of our updated S-1.

Exhibits

Comment No. 15 We note that your bylaws provide that a state or federal court located within the state of Delaware will be the exclusive forum for certain types of claims, including derivative claims. Please revise your registration statement to clearly and prominently disclose this provision, including whether it applies to claims made under the federal securities laws. Additionally, please describe any risks to investors associated with this provision and any uncertainty as to such provision's enforceability.

Response: We have revised our disclosure regarding the forum selection clause in our bylaws and other limitations on pages 62-63 of our updated S-1 and included a risk factor on page 24 of our updated S-1.

Our bylaws do not include federal forum-selection provisions and as such, do not require that claims made under the federal securities laws be exclusively litigated in federal court.

We hope we have adequately addressed your comments. If you need further information or have additional comments, please contact Victoria B. Bantz, Esq. (vbantz@bfwlaw.com) at 303-796-2626.

Respectfully submitted,

Gaucho Group Holdings, Inc.

By: Scott L. Mathis

President & CEO

cc:	Victoria B. Bantz, Esq.
Eric S. Hutner, Esq.